

March 14, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: **MIAX PEARL, LLC ("Pearl")**
Amendment 2024-5 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-5 to the Form 1 Application of Pearl, which includes the following changes:

Exhibit M – Updated member list for MIAX Pearl Equities

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/14/24	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A,
      Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
      Telephone: 609-897-7300; Facsimile: 609-987-2210

24010361

5. Provide the name, title and telephone number of a contact employee:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      609-897-7315

6. Provide the name and address of counsel for the applicant:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      MIAX PEARL, LLC
      7 Roszel Road, Suite 1A
      Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
      ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: March 14, 2024   By: _____
                                              Barbara J. Comly
                                              EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 14th day of March, 2024.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

1. **MIAX Pearl Options.** No change to the list of the members of the MIAX Pearl Options exchange dated as of August 21, 2023, previously filed

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange dated as of March 13, 2024, including the information set forth in items 1-6 above.

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050	
Chicago IL 60604	
Tele #: (312) 604-8000	

Approval Date: 9/25/2020

Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200	
Chicago IL 60654	
Tele #: (312) 836-6700	

Approval Date: 9/25/2020

Membership Activities:
Clearance & Routing Broker
International Tele #

SEC #: 8- 52140
CRD #: 102500

ATM EXECUTION LLC

599 Lexington Avenue	
New York NY 10022	
Tele #: (646) 562-1010	

Approval Date: 10/12/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65509
CRD #: 122529

BARCLAYS CAPITAL INC.

745 Seventh Avenue	
New York NY 10019	
Tele #: (212) 526-7000	

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BERNSTEIN INSTITUTIONAL SERVICES LLC

1345 Avenue of the Americas	
New York NY 10105	
Tele #: (212) 969-1000	

Approval Date: 3/8/2024

Membership Activities:
Equities Order Entry
International Tele #

SEC #: 8- 71053
CRD #: 317807

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue	
New York NY 10019	
Tele #: (212) 841-2000	

Approval Date: 12/7/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park	
New York NY 10036	
Tele #: (646) 743-2734	

Approval Date: 9/25/2020

Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CIBC WORLD MARKETS CORP.

425 Lexington Avenue	
New York NY 10016	
Tele #: (212) 856-4000	

Approval Date: 10/13/2023

Membership Activities:
Clearance
International Tele #

SEC #: 8- 18333
CRD #: 630

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor	
Miami FL 33131	
Tele #: (312) 395-2100	

Approval Date: 9/25/2020

Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 12/10/2021
Membership Activities:
Clearance
International Tele #

SEC #: 8-69972
CRD #: 288933

COWEN AND COMPANY, LLC

599 Lexington Avenue -20tih Fl.
New York NY 10022
Tele #: (646) 562-1010

Approval Date: 10/12/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22522
CRD #: 7616

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 2/10/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-51241
CRD #: 45908

ELECTRONIC TRANSACTION CLEARING, INC.

660 South Figueroa Street - Suite 1450
Los Angeles CA 90017
Tele #: (213) 402-1570

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8-67790
CRD #: 146122

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700
Chicago IL 60604
Tele #: (312) 362-0404

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-53174
CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282
Tele #: (212) 902-1000

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York   NY   10022
Tele #: (212) 715-2830

Approval Date: 3/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68126
CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York   NY   10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center
175 Greenwich Street - 58th Floor
New York   NY   10007
Tele #:

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 69280
CRD #: 167872

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago   IL   60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JANE STREET EXECUTION SERVICES, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 12/30/2021

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69254
CRD #: 167280

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 11/1/2022

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

JUMP EXECUTION, LLC

600 West Chicago Avenue - Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 6/5/2023

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 70668
CRD #: 313060

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52989
CRD #: 106124

LAMPOST CAPITAL, L.C.

1900 Glades Road - Suite 205
Boca Raton   FL   33431
Tele #: (561) 883-0454

Approval Date: 12/5/2023

Membership Activities:
Order Entry
International Tele #

SEC #: 8-
CRD #: 43706

LATOUR TRADING LLC

148 Lafayette Street - 10th Fl.
New York   NY   10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68304
CRD #: 150887

LIME TRADING CORP.

1 Penn Plaza - 16th Floor
New York   NY   10119
Tele #: (646) 346-1000

Approval Date: 2/1/2022

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 27061
CRD #: 11826

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15869
CRD #: 8209

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8

2929 Walnut Street

Philadelphia   PA   19104

    Tele #: (215) 496-5000

Approval Date: 9/25/2020

Membership Activities:

Exchange Broker Dealer

International Tele #

SEC #: 8- 37329

CRD #: 7270

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor

Chicago   IL   60602

    Tele #: (312) 260-3052

Approval Date: 10/1/2021

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 67867

CRD #: 146991

PERSHING LLC

One Pershing Plaza - 10th Fl.

Jersey City   NJ   07399

    Tele #: (201) 413-2000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 17574

CRD #: 7560

PUNDION LLC

230 Park Avenue, 3rd Floor

New York   NY   10169

    Tele #: (718) 618-4929

Approval Date: 5/24/2021

Membership Activities:

Market Maker & Order Entry

International Tele #

SEC #: 8- 68784

CRD #: 156169

QUANTLAB BROKERAGE, LLC

3 Greenway Plaza - Suite 200

Houston   TX   77046

    Tele #: (713) 400-5440

Approval Date: 11/12/2021

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 70274

CRD #: 299468

RBC CAPITAL MARKETS LLC

9th Floor

200 Vesey Street

New York   NY   10281

    Tele #: (212) 858-6008

Approval Date: 9/28/2020

Membership Activities:

Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8- 45411

CRD #: 31194

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B

Chicago   IL   60605

    Tele #: (312) 692-5000

Approval Date: 9/1/2023

Membership Activities:

Clearance

International Tele #

SEC #: 8- 66826

CRD #: 134284

SAGETRADER, LLC

282 Grand Avenue

    NJ   07631

    Tele #: (855) 809-5941

Approval Date: 9/1/2023

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 67169

CRD #: 137862

SANFORD C. BERNSTEIN & CO., LLC

1345 Avenue of the Americas

New York   NY   10105

    Tele #: (212) 969-1000

Approval Date: 10/12/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 52942

CRD #: 104474

SG AMERICAS SECURITIES, LLC

245 Park Avenue
New York   NY   10167
Tele #: (212) 278-6000

Approval Date: 3/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8-66125
CRD #: 128351

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020
Membership Activities:
Market Maker
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-47034
CRD #: 35874

TRADEBOT SYSTEMS, INC.

1251 NW Briarcliff Parkway - Ste. 700
Kansas City   MO   64116
Tele #: (816) 285-6400

Approval Date: 8/1/2022
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-53557
CRD #: 116571

TRADEPRO SECURITIES INC.

340 Congress Parkway
Lawrenceville   GA   30044
Tele #: (305) 446-4800

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52282
CRD #: 103781

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant   SC   29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-69454
CRD #: 171272

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York   NY   10013
Tele #: (212) 625-5700

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VELOCITY CLEARING, LLC

1301 Route 36 - Suite 109
Hazlet   NJ   07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65894
CRD #: 126588

VIRTU AMERICAS LLC

One Liberty Plaza

165 Broadway

New York   NY   10006

    Tele #: (800) 544-7508

Approval Date: 9/25/2020

Membership Activities:

Market Maker & Order Entry

International Tele #

SEC #: 8- 68193

CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900

ATTN: COMPLIANCE

Los Angeles   CA   90017

    Tele #: (213) 688-8090

Approval Date: 1/5/2022

Membership Activities:

Clearance

International Tele #

SEC #: 8- 12987

CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

D1086-060

Charlotte   NC   28202

    Tele #: (704) 410-1913

Approval Date: 1/12/2021

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65876

CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

    Tele #: (312) 884-4000

Approval Date: 9/25/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 65336

CRD #: 120719

XR SECURITIES LLC

550 West Jackson Blvd.- Ste. 1000

Chicago   IL   60661

    Tele #: (312) 244-4500

Approval Date: 10/16/2023

Membership Activities:

Equities Order Entry

International Tele #

SEC #: 8- 67724

CRD #: 145357

Total BD Firms 59